METALLA ACQUIRES PARTICIPATION ROYALTY ON KARORA RESOURCES' HIGGINSVILLE GOLD OPERATIONS

FOR IMMEDIATE RELEASE	NYSE AMERICAN: MTA TSXV: MTA
September 16, 2020

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce it has entered into a purchase and sale agreement with Morgan Stanley Capital Group, Inc. ("Morgan Stanley") (NYSE: MS) to acquire an existing 27.5% price participation royalty interest (the "Royalty") on Karora Resources Inc.'s ("Karora") (TSX: KRR) operating Higginsville Gold Operations ("Higginsville") for total consideration of up to US$6.5 million in common shares of Metalla ("Metalla Shares").

Brett Heath, President & CEO of Metalla commented, "This transaction provides shareholders exposure to immediate cash flow from a highly regarded emerging gold district Higginsville, being advanced by Karora Resources. Karora has gone through an impressive turnaround and is now one of the premier intermediate producers in Western Australia. Karora Resources is planning to deliver the first meaningful exploration program at Higginsville in well over a decade, and we see strong potential for further high-grade discoveries (1,2)."

TRANSACTION STRUCTURE

Metalla has agreed to acquire the Royalty from Morgan Stanley for a total purchase price of up to US$6.5 million. The Royalty is a 27.5% price participation royalty interest(7) on the difference between the London pm fix gold price and A$1,340/oz gold price on the first 2,500 ounces per quarter for a cumulative total of 34,000 ounces of gold. Metalla will satisfy the consideration for the Royalty by issuing Metalla Shares representing up to US$6.5 million in value based on the fifteen (15) trading day volume-weighted average price on the NYSE American prior to closing, less any royalty payments received by Morgan Stanley prior to the closing date of the transaction. The transaction is subject to other customary closing conditions, including obtaining the requisite TSXV and NYSE American approvals, Foreign Investment Review Board ("FIRB") approval from the Government of Australia. The transaction is expected to close in the fourth quarter of 2020.

HIGGINSVILLE GOLD OPERATIONS (1)(2)

Higginsville is a low-cost open pit gold operation in Higginsville, Western Australia, located less than 100 km south of the Kalgoorlie Super Pit. Higginsville has been in intermittent production since 1990, producing more than 1M oz of gold from the expansive 180,000 ha property package. The Royalty covers the core part of property with the majority of all the active operations and near-term development projects spanning 28,300 ha.

In the first half of 2020, Higginsville produced 14,907 ounces at 1.87 g/t for a cash cost of US$923/oz from its 1.4Mtpa processing plant(2).  Production at Higginsville is currently sourced from the Baloo, and Fairplay North open pits with mining at Hidden Secret and Mousehollow open pits to commence within the third quarter of 2020. Karora recently reissued its guidance for 2020 at Higginsville & Beta Hunt, where it anticipates producing a consolidated 90 - 95koz of gold with a long term 50:50 mill feed ratio between the two mines.

Karora is currently undergoing a A$10 million exploration and development drilling program during fiscal 2020 at Higginsville, focusing on extending mining activities at Baloo and Fairplay North through infill and extensional drilling(2). Resource drilling at the permitted Pioneer deposit is ongoing to advance the project towards production and aid in increasing mill feed as the Higginsville pipeline of open pit projects continues to grow. High priority exploration targets in Higginsville include Aquarius, Hidden Secret, Mousehollow, Pioneer, Two Boys, Paleochannel extensions, and Barcelona. Karora expects to release an updated reserve & resource estimate in Q4 2020.(2)

ROYALTY MAP

The Royalty covers the majority of the Higginsville tenements, including Aquarius, Hidden Secret, Mousehollow, Pioneer, Two Boys, Jupiter, Challenge, Mitchell, Aphrodite, Fairplay North, Poseidon South, Graveyard, Trident, the Paleochannel extensions, and a significant exploration package. The Royalty does not cover the Baloo open pit.

HIGGINSVILLE HISTORICAL RESERVES & RESOURCES (1)(2)(3)(4)(5)(6)

Reserves & Resources
	Tonnes	Gold
	(000's)	(g/t)	(Koz)
Proven Reserves	29	3.63	3
Probable Reserves	5,916	1.91	363
Proven & Probable Reserves	5,945	1.92	376
Measured Resources	3,118	2.20	220
Indicated Resources	15,672	2.0	1,004
Inferred Resources	10,634	1.99	681

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 Standards of disclosure for mineral projects.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

signed "Brett Heath"

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor it's Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Beta Hunt & Higginsville Gold Operations and on file at www.sedar.com and the Karora Resources 2019 Annual Information Form.

(2) See Karora Resources Press Release dated August 10, 2020

(3) Numbers may not add due to rounding.

(4) Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(5) Mineral resources are inclusive of mineral reserves.

(6) See technical report titled "Technical Report Western Australia Operations - Eastern Goldfields: Beta Hunt Mine (Kambalda) And Higginsville Gold Operations (Higginsville)" dated February 6, 2020. Information is extracted from Westgold Resource's disclosure entitled "2018 Annual Update of Mineral Resources & Ore Reserves" dated October 2, 2018 and is available to view on Westgold Resources Ltd's website and the ASX.

(7) Royalty will be calculated as 27.5% * (London pm fix gold price - A$1,340/oz) * for the first 2,500 gold ounces produced within each quarter for a cumulative 34,000 gold ounces under the contract.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this press release relating to Higginsville is based on information publicly disclosed by the owners or operators of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the Royalty. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's Royalty interest. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

The disclosure was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources", "measured mineral resources", "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resource", "indicated mineral resource", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted under Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the closing of the proposed transaction, stock exchange acceptance, FIRB approval, continuance of commercial production at Higginsville, commencement of an exploration program at Higginsville, future high-grade discoveries, development, production, recoveries, cash flow, the profitability margins achieved at Higginsville, other anticipated or possible future developments at Higginsville and the properties on which the Company currently holds royalty and stream interests or relating to the companies owning or operating such properties; and current and potential future estimates of mineral reserves and resources, and the future value of the Company's stock on the stock exchanges. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.